December 6, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:
Foundation Coal Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-118427)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, as Representatives of the several Underwriters, hereby join in the request of Foundation Coal Holdings, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:00 P.M. on December 8, 2004 or as soon thereafter as practicable.

        Pursuant to Rule 460 of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that copies of the Preliminary Prospectus dated November 19, 2004 (the "Preliminary Prospectus") were distributed through December 3, 2004 as follows:

            (i)  A total of 40,000 copies of the Preliminary Prospectus were distributed to 8 prospective underwriters and dealers.

           (ii)  A total of 1,500 copies of the Preliminary Prospectus were distributed to 1,500 institutions.

          (iii)  A total of 4 copies of the Preliminary Prospectus were distributed to individuals and others.

        In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
Morgan Stanley & Co. Incorporated As the Representatives of the Several Underwriters
By: MORGAN STANLEY & CO. INCORPORATED
By:	/s/ KENNETH G. POTT Name: Kenneth G. Pott Title: Managing Director